EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended March 31, 2023; Notice of Management Conference Call

ST HELIER, Jersey, May 15, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter ended March 31, 2023 (the "Quarter").  Further information on the financial and operating results for the Quarter can be found in the Management Discussion and Analysis ("MD&A") and the unaudited interim financial statements which are available on the Company's website and which have been filed on SEDAR.

This Quarter’s results are the first to reflect Caledonia’s ownership of Bilboes, the acquisition of which was completed on January 6, 2023. The near-term actions relating to Bilboes are to re-start oxide mining operations and prepare a revised feasibility study in respect of the larger sulphide project. Technical challenges were encountered on re-starting the oxide mining, but it is hoped that gold mining from near surface oxide deposits will be cash neutral and will help the Company to maintain Bilboes’ operational integrity pending completion of the feasibility study. In addition, the waste material that will be moved as part of the oxide mining activities is material that would have had to be moved later when work starts on the main sulphide project.

As stated in the first quarter production update dated April 24, Blanket Mine (“Blanket”) suffered some technical challenges which adversely affected its contribution in the Quarter. Management believes these challenges have now been resolved and is encouraged by production and cost data in April and to date in May. Accordingly, Caledonia reiterates its production guidance of 75,000-80,000 ounces for Blanket for 2023.

Financial Highlights

Financial performance was largely affected, as expected, by the integration and start-up of the Bilboes operation and technical challenges at Blanket:

  Gross revenues of $29.4 million (Q1 2022: $35.1 million). Lower revenues reflect lower gold production at Blanket.
  Reduced EBITDA contribution in the period of $2.25 million (Q1 2022: $14.5 million). The disappointing contribution was due to lower revenues and higher operating costs at Blanket and the costs at the Bilboes oxide mine. Blanket Mine contributed EBITDA of $11.3m in the Quarter (Q1 2022: $19.5m).
  On-mine cost1 per ounce increased by almost $500 per ounce from $698 in Q1 2022 to $1,196 per ounce. Approximately $300 of the increase was due to the Bilboes oxides mining activities where production only commenced in the last week of the Quarter, but operating costs were incurred for much of the Quarter. The on-mine cost per ounce at Blanket increased due to lower gold production (which meant that fixed costs were spread across fewer ounces) and higher than anticipated electricity costs.
  All-in sustaining cost of $1,412 per ounce (Q1 2022: $848 per ounce). The increase was due to the higher on-mine cost and advisory fees payable on the completion of the Bilboes acquisition.
  Adjusted loss per share of 29.1 cents (Q1 2022: profit of 62.5 cents). Reduced EBITDA for the Quarter was exacerbated by higher administrative expenses, a higher interest charge and an increase in the effective tax rate.
  Net cash outflow from operating activities of $0.9 million (Q1 2022: net cash inflow of $10.2 million).
  Net cash and cash equivalents of $3.2 million (Q1 2022: $14.4 million). The net cash position at March 31, 2023 was negatively impacted by a build-up in undelivered gold to a value of approximately $2.8 million at the end of the Quarter pending the implementation of a new gold sale mechanism in early April. In early April net cash was enhanced by these gold sales and the receipt of approximately $5.0 million from the Zimbabwe leg of the equity raise.
  Dividends of 14 cents per share were paid in January.

___________

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

A segmental analysis showing the summarised financial performance of Blanket and Bilboes is set out below.

Segmental Analysis
	Blanket		Bilboes Oxides		Other[1]		Consolidated
	Q1 2023 ($’m)	Q1 2022 ($’m)	Q1 2023 ($’m)	Q1 2022 ($’m)	Q1 2023 ($’m)	Q1 2022 ($’m)	Q1 2023 ($’m)	Q1 2022 ($’m)
Revenues	29.3	35.1	0.2	-	-	-	29.4	35.1
Royalty	(1.5)	(1.8)	-	-	-	-	(1.5)	(1.8)
Production costs	(16.1)	(13.7)	(3.3)	-	(0.4)	(0.7)	(19.9)	(14.4)
Depreciation	(2.8)	(2.6)	-	-	0.6	0.5	(2.3)	(2.1)
Gross profit/(loss)	8.9	17.0	(3.2)	-	0.2	(0.2)	5.9	16.8
Other[2]	(0.4)	(0.1)	(0.3)	-	(5.2)	(4.3)	(5.9)	(4.4)
Net finance cost	(0.5)	(0.2)	(0.1)	-	(0.4)	0.1	(0.8)	(0.1)
Profit/(loss) before tax	8.0	16.7	(3.4)	-	(5.4)	(4.4)	(0.8)	12.3
Taxation	(3.0)	(4.4)	-	-	(0.5)	(0.3)	(3.5)	(4.7)
(Loss)/profit after tax	5.0	12.3	(3.4)		(5.9)	(4.7)	(4.3)	7.6

Source: note 24 to the unaudited interim financial statements for the Quarter

  Comprises costs relating to the South African operations, intergroup eliminations and adjustments, and corporate and other reconciling amounts.
  Comprises other income, other expenses, administrative expenses, cash and equity settled share-based expenses, net foreign exchanges gains and losses and fair value loss on derivative instruments.

Safety

  Regrettably, a fatality occurred on February 16, 2023 as a result of a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident.

Operating Highlights

  16,141 ounces of gold produced in the Quarter (Q1 2022: 18,515 ounces) of which 16,036 ounces were produced at Blanket and 105 ounces were produced at the Bilboes oxide mine. Gold produced in the Quarter was lower due to lower mine production at Blanket than anticipated and the slower-than-expected restart of the Bilboes oxide mine.
  Production at Blanket was lower than expected due to minor mechanical breakdowns and logistical issues which have now been resolved. The rate of production improved in April with 5,202 ounces of gold being produced in the month (which has 23 scheduled production days due to public holidays and production cut-off), which equates to an annualised production rate of approximately 80,000 ounces per annum.
  The Company is reviewing the commercial viability of the low margin oxides mining activities, which includes assessing the scope to mine and process oxide material from the recently acquired Motapa property, which is immediately adjacent to Bilboes. Approximately 217 ounces of gold were produced from the Bilboes oxide mine in April; a further approximately 338 ounces of gold was contained in material that was deposited onto the leach pad in April and is expected to report to production in May.
  The 12.2MWac solar plant was fully commissioned on February 2, 2023 and is generating slightly more power than anticipated.

Outlook

  Production guidance for Blanket for the year to December 31, 2023 of between 75,000 and 80,000 ounces of gold is maintained.
  On mine costs at Blanket are expected to fall in future quarters due to increased production and lower electricity costs. Accordingly, guidance for on-mine costs at Blanket for 2023 is maintained at the range of $770 to $850 per ounce of gold produced at Blanket.
  Guidance for consolidated all-in sustaining costs per ounce was between $1,150 and $1,250 per ounce, which included the anticipated production and associated costs at the Bilboes oxide mine in respect of which production and cost guidance has been withdrawn. Guidance for AISC is re-stated to exclude production and related production costs at the Bilboes oxide mine. AISC excluding Bilboes oxides is expected to be in the range of $935 to $1,035 per ounce.
  Deep level drilling at Blanket has re-commenced with the objectives of upgrading inferred mineral resources and identifying new resources thereby extending the life of mine.
  The feasibility study on the Bilboes sulphide project should be completed in Q1 2024 with the objective of maximising value accretion for Caledonia’s shareholders.

Commentary

The inclusion, for the first time, of Bilboes in this Quarter’s report inevitably makes it difficult to carry out like-for-like comparisons with the equivalent quarter in 2022.

Production from Blanket in the Quarter was below target due to equipment failures and logistical issues. These included two separate failures of the No.4 Shaft winder and a persistent blockage in an ore-pass at Central Shaft which required alternative tramming arrangements which were more expensive and reduced tramming capacity. These issues have been resolved and production in April has been higher than expected, equating to an annualised production rate of approximately 80,000 ounces of gold per annum. This improved performance has continued into May and we confirm production guidance from Blanket for the year to December 31, 2023 in the range of 75,000 to 80,000 ounces.

The increased on-mine cost per ounce was due to the high cost per ounce at the Bilboes oxide mine where production only commenced in the last week of the Quarter. The remainder of the increase was due to higher on-mine costs at Blanket where lower production meant that fixed costs were spread across fewer production ounces and a higher electricity use. The increased electricity cost was a combination of higher consumption due to the continued heavy use of certain elements of infrastructure which had been expected to be used more sparingly and an increase in the tariff for grid power. From April, Blanket has seen a reduction on the cost of grid power following the implementation of alternative supply arrangements on April 1.

The 12.2MWac solar plant was commissioned in February and generated slightly more power than anticipated and has contributed to a substantial reduction in the amount of diesel consumed at Blanket.

In January, Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes, a large, high-grade gold deposit located approximately 75 km north of Bulawayo. The main objective at Bilboes is to construct a large, open-pit operation to extract sulphide resources. Work on a revised feasibility study has commenced, with the objective of identifying the optimal way to commercialise the Bilboes sulphide project with a view to maximizing the uplift in value for Caledonia shareholders.

The start-up of the additional, small oxide mining and processing activity at Bilboes was affected by contractors’ drill rigs underperforming and variations between the realised and anticipated grade at the first target mining area. We are evaluating other target areas for oxide mining - both at Bilboes and next door at Motapa with the objective of focusing future mining on areas where we have a high confidence level in the target mining areas. Caledonia has withdrawn guidance for the oxide mining activity and in future will report production and costs retrospectively.

Mark Learmonth, Chief Executive Officer, commented:

“The first quarter of 2023 presented several operational challenges at Blanket which resulted in lower production and higher costs. We are confident these issues have been identified and addressed, and we reiterate our production guidance for Blanket of between 75,000 and 80,000 ounces of gold.

"We were pleased to complete the acquisition of Bilboes at the start of the Quarter. Although the start-up of the Bilboes oxide mining activity was disappointing, this does not detract from the attraction of the main sulphide project.

“The sulphide resource is based on direct drilling results and has been subjected to independent third-party reviews. Caledonia has commenced work on a revised feasibility study for the sulphide project which will consider updated commercial assumptions and will focus on the most judicious way to commercialise this project with the objective of maximising value for Caledonia shareholders.

“Following Caledonia’s oversubscribed fundraise in March and April, which raised approximately $16.5m, our balance sheet and operational flexibility have been improved and we are delighted to have new shareholders on our register who believe in our vision, and we hope will support us in the next stage of our growth.”

Conference Call Details

A presentation of the results for the Quarter and outlook for Caledonia is available on Caledonia's website (www.caledoniamining.com). Management will host a conference call / webinar at 3pm London time on May 16, 2023.

When: May 16, 2023 – 3pm London time

Topic: Q1 2023 Shareholder Call

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_5VLZvSeeQyOZ0BAr1saBqA

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)

($’000’s)	3 months ended Mar 31
	2023	2022
Revenue	29,435	35,072
Royalty	(1,480)	(1,758)
Production costs	(19,850)	(14,359)
Depreciation	(2,255)	(2,063)
Gross profit	5,850	16,892
Other income	18	2
Other expenses	(640)	(793)
Administrative expenses	(5,938)	(2,371)
Net foreign exchange gain	1,533	909
Cash-settled share-based expense	(280)	(367)
Equity-settled share-based expense	(110)	(82)
Net derivative financial instrument expenses	(434)	(1,738)
Operating (loss) profit	(1)	12,452
Net finance costs	(767)	(116)
(Loss) profit before tax	(768)	12,336
Tax expense	(3,502)	(4,719)
(Loss) profit for the period	(4,270)	7,617

Other comprehensive (loss) income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(369)	693
Total comprehensive (loss) income for the period	(4,639)	8,310

(Loss) profit attributable to:
Owners of the Company	(5,030)	5,940
Non-controlling interests	760	1,677
(Loss) profit for the period	(4,270)	7,617

Total comprehensive (loss) income attributable to:
Owners of the Company	(5,399)	6,633
Non-controlling interests	760	1,677
Total comprehensive (loss) income for the period	(4,639)	8,310

(Loss) earnings per share (cents)
Basic	(30.3)	44.6
Diluted	(30.2)	44.6
Adjusted (loss) earnings per share (cents)
Basic	(29.1)	62.5
Dividends paid per share (cents)	14.0	14.0

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended March 31
	2023	2022

Cash inflow from operations	664	11,844
Interest received	5	1
Net finance costs paid	(200)	(31)
Tax paid	(1,345)	(1,659)
Net cash (outflow) inflow from operating activities	(876)	10,155

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,593)	(9,734)
Acquisition of exploration and evaluation assets	(144)	(224)
Net cash outflow from investing activities	(4,737)	(9,958)

Cash flows from financing activities
Dividends paid	(2,424)	(1,788)
Payment of lease liabilities	(37)	(40)
Shares issued - equity raise (net of transaction cost)	10,823	-
Loan note instruments - Motapa payment	(5,399)	-
Loan note instruments - Solar bond issue receipts	4,500	-
Net cash inflow (outflow) from financing activities	7,463	(1,828)

Net increase (decrease) in cash and cash equivalents	1,850	(1,631)
Effect of exchange rate fluctuations on cash and cash equivalents	(157)	(204)
Net cash and cash equivalents at beginning of the period	1,496	16,265
Net cash and cash equivalents at end of the period	3,189	14,430

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Mar 31	Dec 31
		2023	2022
Total non-current assets		269,069	196,764
Inventories		18,477	18,334
Prepayments		3,356	3,693
Trade and other receivables		9,957	9,185
Income tax receivable		82	40
Cash and cash equivalents		19,021	6,735
Derivative financial assets		6	440
Total assets		319,968	235,191
Total non-current liabilities		13,196	9,291
Loan notes payable – short term portion		2,514	7,104
Lease liabilities – short term portion		136	132
Trade and other payables		26,048	17,454
Income tax payable		2,210	1,324
Overdraft		15,832	5,239
Cash-settled share-based payments - short term portion		482	1,188
Total liabilities		60 412	41,732
Total equity		259,550	193,459
Total equity and liabilities		319 968	235,191